SEC MAIL PROCESSING
Received

JAN 29 2016

WASH, D.C.

SECI 16000036

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza, Suite 950
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt A. Christianssen (949) 579-1442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes, Inc.
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AY
2/16/16

OATH OR AFFIRMATION

I, Curt A. Christianssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapower Carpenter Capital, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

M. LOPEZ
Commission # 1970034
Notary Public - California
Orange County
My Comm. Expires Feb 18, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seapower Carpenter Capital, Inc.

(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

Financial Statements

For the Year Ended December 31, 2015

CONTENTS

WINDES
AUDIT | TAX | ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the Company) as of December 31, 2015 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Seapower Carpenter Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seapower Carpenter Capital, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Seapower Carpenter Capital, Inc.'s financial statements. The supplemental information is the responsibility of Seapower Carpenter Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windes, Inc.

Long Beach, California
January 27, 2016

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS		
Cash	$	4,793
Due from parent		1,528
Prepaid expenses		608
Deposit		972
TOTAL ASSETS	$	7,901

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	51
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized; 5,000 shares issued and outstanding		35,000
Additional paid-in capital		307,386
Accumulated deficit		(334,536)
		7,850
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,901

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Financial advisory services	$	-
GENERAL & ADMINISTRATIVE EXPENSES		103,863
LOSS FROM OPERATIONS		(103,863)
OTHER INCOME		
Interest income		7
LOSS BEFORE BENEFIT FOR INCOME TAXES		(103,856)
BENEFIT FOR INCOME TAXES		(23,383)
NET LOSS	$	(80,473)

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2015	5,000	$ 35,000	$ 232,386	$ (254,063)	$ 13,323
NET LOSS	-	-	-	(80,473)	(80,473)
CAPITAL CONTRIBUTIONS	-	-	75,000	-	75,000
BALANCE AT DECEMBER 31, 2015	**5,000**	**$ 35,000**	**$ 307,386**	**$ (334,536)**	**$ 7,850**

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(80,473)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Accounts receivable		(1,528)
Deposit		1,776
Accounts payable		51
Net Cash Used In Operating Activities:		(80,174)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		75,000
Net Cash Provided by Financing Activities:		75,000
NET CHANGE IN CASH		(5,174)
CASH AT BEGINNING OF YEAR		9,967
CASH AT END OF YEAR	$	4,793
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes paid to parent	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers, and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the Financial Industry Regulatory Authority.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Financial Advisory Services

Financial advisory services revenue includes fee earned from providing merger and acquisition and financial advisory services. Revenue from financial advisory services is recorded on the closing date of the transaction.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing agreement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

The company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are three and four years for federal and California tax filings, respectively. In evaluating the company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events

The company has evaluated subsequent events from the statement of financial condition date through January 27, 2016, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

NOTE 2 – Basis of Preparation

The accompanying financial statements have been prepared on a going concern basis, which assumes that the company will be able to continue to fund operations. While the company has incurred recurring operating losses, the parent has made capital contributions each year to fund operations and maintain adequate capital. The parent has provided the company with a written commitment to maintain or exceed the minimum net capital requirements on an ongoing basis. Further, the financial statements and notes are the representation of the company's management, which is responsible for their integrity and objectivity.

NOTE 3 – Related-Party Activities

The parent pays the majority of general and administrative expenses, which are allocated to the company through the due-to-parent account pursuant to a services and expenses sharing agreement between the company and its parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the company throughout the year. This includes expenses related to back-office support and overhead. The company paid approximately $40,600 to the parent for allocated general and administrative expenses for the year ended December 31, 2015. The due-to-parent account is also credited or debited for the company's benefit for income taxes when it is recognized. At December 31, 2015, the amount due from the parent totaled $1,528.

The company provides financial consulting services for the parent's clients, which may range from zero to five engagements per year.

NOTE 4 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the company had net capital of $6,270, which was $1,270 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .008.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5 – Benefit for Income Taxes

For the year ended December 31, 2015, the company calculated a benefit for income taxes of $23,383 based on a pre-tax net loss of $103,856. During the year ended December 31, 2015, the parent paid the company directly for the utilization of the current year federal and state net operating loss. The total deferred tax benefit related to a prior period federal net operating loss carryforward was $3,088 at December 31, 2015, with a valuation allowance of $3,088 applied. The benefit will be recognized by the company as it is realized on the consolidated federal tax filings. The federal loss carryover expires in 2031.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2015

CREDITS		
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$	7,850
AUDIT ADJUSTMENTS		-
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS		7,850
Nonallowable assets		(1,580)
NET CAPITAL		6,270
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS		5,000
Excess net capital	$	1,270
Excess net capital at 1000%	$	1,270
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	51
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.008

Note: A reconciliation of the above computation to the company's corresponding unaudited Form X-17A-5, Part II, is not required, as no material differences exist.

See Report of Independent Registered Public Accounting Firm.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2015

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirement under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

See Report of Independent Registered Public Accounting Firm.

WINDES
AUDIT | TAX | ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Seapower Carpenter Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seapower Carpenter Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions") and (2) Seapower Carpenter Capital, Inc. stated that Seapower Carpenter Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Seapower Carpenter Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seapower Carpenter Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windes, Inc.

Long Beach, California
January 27, 2016

January 27, 2016

As the management of Seapower Carpenter Capital, Inc., I certify that the broker dealer is in compliance with 17C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. Section 240 Rule 15c3-3 of which we have claimed an exemption under provision (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers". I have performed an evaluation of the firm's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the following exemption provision (k)(2)(i)):

(2) The provisions of this section shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

Based on my evaluation, we have met the identified exemption provision throughout the most recent fiscal year from January 1, 2015 to December 31, 2015 without exception.

SEAPOWER CARPENTER CAPITAL, INC.

Curt A. Christianssen
Executive Vice President/Chief Financial Officer